UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  November 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for
October 2010 Up 5.1% Year over Year

Mexico City, November 4, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for October 2010 increased by 5.1% when compared to October 2009.

All figures in this announcement reflect comparisons between October 1 through October 31, 2009 and 2010. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2009	October 2010	% Change
Cancún	219,629	244,019	11.1
Cozumel	2,636	2,372	(10.0)
Huatulco	21,743	19,599	(9.9)
Mérida	82,839	81,888	(1.1)
Minatitlán	13,101	8,547	(34.8)
Oaxaca	37,864	31,608	(16.5)
Tapachula	12,211	13,341	9.3
Veracruz	71,398	58,650	(17.9)
Villahermosa	61,435	64,441	4.9
Total Domestic	522,856	524,465	0.3

International
Airport	October 2009	October 2010	% Change
Cancún	446,135	499,588	12.0
Cozumel	18,176	16,126	(11.3)
Huatulco	991	699	(29.5)
Mérida	5,766	6,839	18.6
Minatitlán	414	246	(40.6)
Oaxaca	3,454	2,929	(15.2)
Tapachula	336	298	(11.3)
Veracruz	5,530	4,713	(14.8)
Villahermosa	3,983	3,520	(11.6)
Total International	484,785	534,958	10.3

ASUR	Page of 1 of 2

Total
Airport	October 2009	October 2010	% Change
Cancún	665,764	743,607	11.7
Cozumel	20,812	18,498	(11.1)
Huatulco	22,734	20,298	(10.7)
Mérida	88,605	88,727	0.1
Minatitlán	13,515	8,793	(34.9)
Oaxaca	41,318	34,537	(16.4)
Tapachula	12,547	13,639	8.7
Veracruz	76,928	63,363	(17.6)
Villahermosa	65,418	67,961	3.9
ASUR Total	1,007,641	1,059,423	5.1

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: November 4, 2010